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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934

(Amendment No. 5—Final Amendment)

EXCO RESOURCES, INC.
(Name of the Issuer)

EXCO RESOURCES, INC.
EXCO HOLDINGS INC.
EXCO INVESTORS, LLC
CERBERUS CAPITAL MANAGEMENT, L.P.
DOUGLAS H. MILLER
T.W. EUBANK
J. DOUGLAS RAMSEY, Ph.D.
J. DAVID CHOISSER
CHARLES R. EVANS
RICHARD E. MILLER
JAMES M. PERKINS, JR.
RICHARD L. HODGES
JOHN D. JACOBI
DANIEL A. JOHNSON
HAROLD L. HICKEY
STEPHEN E. PUCKETT
RUSSELL W. ROMOSER
LAUREL A. COCHARO
ADRIEN JOLY
THOMAS CHARUK
JIMMIE L. PULIS
PAUL B. RUDNICKI
GARY M. NELSON
H. WAYNE GIFFORD
GARY L. PARKER
SCOTT E. STUDDARD
STEVE FAGAN
DENNIS G. MCINTYRE
NEIL BURROWS
GREGORY ROBB
JONATHAN KUHN
JAMIE BENINGER
TERRY PIDKOWA
DUANE MASSE
JENNIFER M. PERRY
KIRSTIE M. EGAN
WESLEY E. ROBERTS
DELWYN C. DENNISON
TERRY L. TRUDEAU
JEFFREY D. BENJAMIN
EARL E. ELLIS
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.02 PER SHARE
(Title of Class of Securities)

269279204
(CUSIP Number of Class of Securities)

DOUGLAS H. MILLER
CHIEF EXECUTIVE OFFICER
6500 GREENVILLE AVENUE
SUITE 600, LB 17
DALLAS, TEXAS 75206
(214) 368-2084

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

RICHARD E. MILLER, ESQ. VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL 6500 GREENVILLE AVENUE, SUITE 600, LB 17 DALLAS, TEXAS 75206 (214) 368-2084	WILLIAM L. BOEING, ESQ. HAYNES AND BOONE, LLP 2505 N. PLANO ROAD, SUITE 4000 RICHARDSON, TEXAS 75082 (972) 680-7550	STUART D. FREEDMAN, ESQ. SCHULTE ROTH & ZABEL LLP 919 THIRD AVENUE NEW YORK, NEW YORK 10022 (212) 756-2000	BRIAN M. LIDJI SAYLES, LIDJI & WERBNER A PROFESSIONAL CORPORATION 4400 RENAISSANCE TOWER 1201 ELM STREET DALLAS, TEXAS 75270 (214) 939-8700

        This statement is filed in connection with (check the appropriate box):

(a) ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b) ☐	The filing of a registration statement under the Securities Act of 1933.
(c) ☐	A tender offer.
(d) ☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee

$216,230,895	$17,493.08

(1)
Pursuant to the Agreement and Plan of Merger dated March 11, 2003, ER Acquisition, Inc. was merged with and into EXCO Resources, Inc. and each outstanding share of common stock of EXCO Resources, Inc. was, on July 29, 2003, converted into the right to receive $18.00 in cash, except for a portion of the shares held by certain shareholders of EXCO Resources, Inc. (the "Continuing Shareholders"), which shares were contributed to EXCO Holdings Inc. and cancelled in the merger without any payment of merger consideration therefor. Each share of 5% convertible preferred stock automatically converted into one share of common stock on June 30, 2003, as required by the terms of the 5% convertible preferred stock, and because the merger was completed after June 30, 2003, each converted share was converted into the right to receive $18.00 in cash as a result of the conversion. The Continuing Shareholders and the members of EXCO Investors, LLC contributed 1,027,918 shares of common stock (includes 134,627 shares of common stock acquired by exercise of options) directly or indirectly to EXCO Holdings Inc. prior to the merger. As of June 13, 2003, there were 7,033,443 shares of common stock (net of treasury stock) and 4,989,869 shares of 5% convertible preferred stock outstanding. The filing fee was determined by adding (a) the product of (i) the number of shares of common stock acquired in the transaction (calculated by including the number of shares of common stock issued upon the conversion of the 5% convertible preferred stock for a total of 12,023,312 shares and subtracting 893,291, the number of shares of common stock other than shares acquired upon the exercise of options contributed, directly or indirectly, to EXCO Holdings Inc.) and (ii) the transaction consideration of $18.00 cash per share of common stock and (b) $9,390,517, representing the net merger consideration ($18.00 less the applicable strike price for each share received upon exercise of an EXCO Resources, Inc. option) paid to holders of options that vested prior to the effective time of the merger and which value was not invested in EXCO Holdings Inc. plus (c) $6,500,000 paid to holders of stock options granted by Addison Energy Inc., a wholly owned subsidiary of EXCO Resources, Inc. ((a)-(c) together, the "Merger Consideration"). The required filing fee, calculated in accordance with Section 14(g)(1) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the Merger Consideration, or $17,493.08.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $18,431.18.

Form or Registration No.: Schedule 14A

Filing Party: EXCO Resources, Inc.

Date Filed: March 28, 2003

INTRODUCTION

        This Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") pusuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by (1) EXCO Resources, Inc., a Texas corporation (the "Company"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) Douglas H. Miller, T.W. Eubank, J. Douglas Ramsey, J. David Choisser, Charles R. Evans, Richard E. Miller, James M. Perkins, Jr., Richard L. Hodges, John D. Jacobi, Daniel A. Johnson, Harold L. Hickey, Stephen E. Puckett, Russell W. Romoser, Laurel A. Cocharo, Adrien Joly, Thomas Charuk, Jimmie L. Pulis, Paul B. Rudnicki, Gary M. Nelson, H. Wayne Gifford, Gary L. Parker, Scott E. Studdard, Steve Fagan, Dennis G. McIntyre, Neil Burrows, Gregory Robb, Jonathan Kuhn, Jamie Beninger, Terry Pidkowa, Duane Masse, Jennifer M. Perry, Kirstie M. Egan, Wesley E. Roberts, Delwyn C. Dennison, Terry L. Trudeau, Jeffrey D. Benjamin and Earl E. Ellis (the "Continuing Shareholders"), (3) EXCO Holdings Inc., a newly-formed Delaware corporation of which the Continuing Shareholders directly own approximately 16% ("EXCO Holdings"), (4) EXCO Investors, LLC, a newly-formed Delaware limited liability company created at the direction of Douglas H. Miller solely for the purpose of acquiring and holding shares of Class A common stock of EXCO Holdings for the benefit of its members ("EXCO Investors") and (5) Cerberus Capital Management, L.P., a Delaware limited partnership ("Cerberus"). This Schedule 13E-3 relates to the merger of ER Acquisition, Inc., a newly formed Texas corporation and wholly owned subsidiary of EXCO Holdings ("ER Acquisition") with and into the Company pursuant to an Agreement and Plan of Merger dated as of March 11, 2003 (the "Merger Agreement"), among the Company, EXCO Holdings and ER Acquisition. ER Acquisition is not a filing party of this Amendment No. 5 to Schedule 13E-3 because it was merged with and into the Company, with the Company as the surviving corporation.

        This Amendment No. 5 to Schedule 13E-3 is being filed as a final amendment to Schedule 13E-3 to report the results of the Rule 13e-3 transaction described herein, pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Exchange Act. On July 29, 2003, pursuant to the Merger Agreement, ER Acquisition was merged with and into the Company (the "Merger"). The Company is the surviving corporation in the Merger and, at the effective time of the Merger, became a wholly owned subsidiary of EXCO Holdings. Following the Merger, the common stock of the Company (the "Common Stock") was delisted from the Nasdaq National Market.

        At the effective time of the merger, except as set forth below, each outstanding share of Common Stock was converted into the right to receive $18.00 per share in cash. Each outstanding share of 5% convertible preferred stock of the Company (the "Preferred Stock") automatically converted into one share of Common Stock on June 30, 2003, as required by the terms of the Preferred Stock, and because the merger was completed after June 30, 2003, each holder of converted shares will receive $18.00 in cash per share of Common Stock they owned as a result of the conversion. In all cases, the Company will pay the merger consideration without interest and less any applicable withholding taxes. The following shares were not converted into the right to receive cash in the merger:

  •
  shares of Common Stock previously held by the Continuing Shareholders that were contributed directly to EXCO Holdings prior to the merger in exchange for shares of capital stock of EXCO Holdings;

  •
  shares of our common stock previously held by the members of EXCO Investors and contributed to EXCO Investors, which then contributed those shares to EXCO Holdings before the completion of the merger.

        All stock options and Common Stock and Preferred Stock held in the Company's 401(k) Plan or the Addison Energy Inc. Registered and Unregistered Savings Plan were treated in connection with the merger in the manner described in the Proxy Statement (as defined below).

        On June 30, 2003, the Company filed under Regulation 14A of the Exchange Act a definitive proxy statement on Schedule 14A (the "Proxy Statement"). Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item of this Schedule 13E-3. The information contained in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto.

        All information contained in this Schedule 13E-3 concerning the Company and its subsidiaries has been supplied by the Company, all information concerning ER Acquisition has been supplied by ER Acquisition, all information concerning EXCO Holdings has been supplied by EXCO Holdings, all information concerning the Continuing Shareholders has been supplied by the Continuing Shareholders, all information concerning EXCO Investors has been supplied by EXCO Investors and all information concerning Cerberus has been supplied by Cerberus.

        All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

        Item 5 is hereby amended and supplemented as follows:

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (b)   Significant Corporate Events.    At a Special Meeting of Shareholders of the Company held on July 29, 2003 (the "Special Meeting"), the shareholders of the Company voted to approve the Merger Agreement. The Merger Agreement was approved by (i) the holders of approximately 78.3% of the issued and outstanding shares of Common Stock as of June 17, 2003, the record date for the Special Meeting (the "Record Date"), and (ii) the holders of approximately 79.0% of the issued and outstanding shares of Preferred Stock as of the Record Date. Such votes represented approximately 78.6% in voting power of the shares of Common Stock and Preferred Stock, voting together as a class, outstanding on the Record Date. Articles of Merger were filed with the Secretary of State of the State of Texas and the Merger became effective on July 29, 2003. Holders of Common Stock are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares of Common Stock. On July 29, 2003, as a result of the Merger, the Common Stock was delisted from the Nasdaq National Market pursuant to a written request to Nasdaq from the Company. On July 29, 2003, the Company filed with the SEC a certificate and notice of termination of registration on Form 15 to provide notice of the termination of registration of the Common Stock.

        Item 6 is hereby amended and supplemented as follows:

Item 6. Purposes of the Transaction and Plans or Proposals.

        (c)   Plans.    The Merger was consummated on July 29, 2003.

Item 16. Exhibits.

        Item 1016

(a)(i)	Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 30, 2003 (incorporated herein by reference).
(a)(ii)	Press Release dated August 7, 2002 (incorporated herein by reference to the communication pursuant to Rule 425 filed by the Company on August 7, 2002).
(a)(iii)	Press Release dated August 15, 2002 (incorporated herein by reference to the communication pursuant to Rule 425 filed by the Company on August 15, 2002).
(a)(iv)	Press Release dated December 30, 2002 (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on December 31, 2002).
(a)(v)	Press Release dated January 28, 2003 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by the Company on January 28, 2003).
(a)(vi)	Press Release dated March 3, 2003 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by the Company on March 3, 2003).
(a)(vii)	Press Release dated March 12, 2003 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by the Company on March 12, 2003).
(a)(viii)	Press Release dated July 29, 2003.
(b)(i)
Financing Commitment Letter of Cerberus Capital Management, L.P. to ER Acquisition, Inc., Douglas H. Miller and T.W. Eubank, dated December 27, 2002 (incorporated herein by reference to Exhibit 99.9 to Schedule 13D/A filed by Douglas H. Miller on January 6, 2003).
(b)(ii)	Amendment to Commitment Letter of Cerberus Capital Management, L.P. to ER Acquisition, Inc., Douglas H. Miller and T.W. Eubank, dated January 23, 2003.*
(b)(iii)	Amendment to Commitment Letter of Cerberus Capital Management, L.P. to ER Acquisition, Inc., Douglas H. Miller and T.W. Eubank, dated February 28, 2003.*
(b)(iv)	Amendment to Commitment Letter of Cerberus Capital Management, L.P. to ER Acquisition, Inc., Douglas H. Miller and T.W. Eubank, dated March 10, 2003.*
(b)(v)	Financing Commitment Letter of Bank One, NA, Individually and as Agent for the Lenders, to ER Acquisition, Inc., dated March 11, 2003.*
(c)(i)	Opinion of Merrill Lynch & Co. to the Special Committee of the Board of Directors of the Company, dated March 11, 2003 (incorporated herein by reference to Appendix C to the Proxy Statement).

(c)(ii)	Materials presented by Merrill Lynch & Co. to the Special Committee of the Board of Directors of the Company on March 10, 2003.*
(c)(iii)	Review of Reserves and Revenues of EXCO Resources, Inc., as of January 1, 2003, by Huddleston & Co., Inc. to Cerberus Capital Management, L.P.*
(c)(iv)	Oil and Gas Property Appraisal Evaluation by John S. Herold, Inc., dated February 2003, delivered to Cerberus Capital Management, L.P.*
(d)(i)
Agreement and Plan of Merger, dated March 11, 2003 among EXCO Resources, Inc., a Texas corporation, EXCO Holdings Inc., a Delaware corporation and ER Acquisition, Inc., a Texas corporation (incorporated herein by reference to Appendix A to the Proxy Statement).
(d)(ii)
Contribution Agreement, dated as of March 11, 2003, by and among Douglas H. Miller, T.W. Eubank and EXCO Holdings Inc., a Delaware corporation, as amended by the First Amendment to Contribution Agreement, dated effective as of March 11, 2003 (incorporated herein by reference to Appendix B-1 to the Proxy Statement).
(d)(iii)
Voting Agreement, dated as of March 11, 2003, by and among EXCO Holdings Inc., a Delaware corporation, Douglas H. Miller and T.W. Eubank (incorporated herein by reference to Appendix B-2 to the Proxy Statement).
(d)(iv)
Agreement Pursuant to Article 13 of the TBCA, dated as of October 14, 2002, by and between EXCO Resources Inc., a Texas corporation, and Douglas H. Miller (incorporated herein by reference to Appendix B-3 to the Proxy Statement).
(d)(v)	Form of Joinder Agreement (incorporated herein by reference to Appendix B-4 to the Proxy Statement).
(d)(vi)	Form of EXCO Holdings Inc. and Addison Energy Inc. Employee Bonus Retention Plan.*
(d)(vii)	Form of EXCO Holdings Inc. Employee Stock Participation Plan.*
(d)(viii)	Stock Purchase Agreement, dated as of March 11, 2003, by and among EXCO Holdings Inc. and Cerberus Capital Management, L.P., on behalf of one or more funds to be designated by it.*
(d)(ix)
Amended and Restated Stock Purchase Agreement, dated as of June 16, 2003, by and among EXCO Holdings Inc. and Cerberus Capital Management, L.P., on behalf of one or more funds or affiliates to be designated by it.*
(d)(x)	Institutional Investor Stock Purchase Agreement, dated as of June 4, 2003, by and among EXCO Holdings Inc. and the investors set forth on Schedule II thereto.*
(d)(xi)	Management Purchase Agreement, dated as of June 16, 2003, by and among EXCO Holdings Inc. and the investors set forth in Schedule 1 thereto.*
(d)(xii)	Form of Stock Repurchase Agreement.*

(d)(xiii)	Form of Stockholders' Agreement.*
(d)(xiv)	Form of Registration Rights Agreement.*
(d)(xv)
Confidentiality Agreement, dated as of September 12, 2002, between EXCO Resources, Inc. and Douglas H. Miller, individually and on behalf of the Receiving Party (incorporated herein by reference to Exhibit (d)(xiv) to Schedule 13E-3/A filed by the Company, et al on June 2, 2003).
(d)(xvi)	Form of Subscription Agreement between EXCO Investors, LLC and its investors (incorporated herein by reference to Exhibit (d)(xv) to Schedule 13E-3/A filed by the Company, et al on June 2, 2003).
(f)(i)	Articles 5.11 through 5.13 of the Texas Business Corporation Act (incorporated herein by reference to Appendix D of the Proxy Statement).
(g)	Not applicable.

*
Previously filed.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2003	EXCO RESOURCES, INC.
	By:	/s/ T.W. EUBANK Name: T.W. Eubank Title: President
Dated: July 29, 2003	EXCO HOLDINGS INC.
	By:	/s/ DOUGLAS H. MILLER Name: Douglas H. Miller Title: Chief Executive Officer
Dated: July 29, 2003	EXCO INVESTORS, LLC
	By:	/s/ DOUGLAS H. MILLER Name: Douglas H. Miller Title: Managing Member
Dated: July 29, 2003	CERBERUS CAPITAL MANAGEMENT, L.P.
	By:	/s/ LENARD TESSLER Name: Lenard Tessler Title: Managing Director
Dated: July 29, 2003	/s/ DOUGLAS H. MILLER Douglas H. Miller
Dated: July 29, 2003	/s/ T.W. EUBANK T.W. Eubank
Dated: July 29, 2003	J. Douglas Ramsey, Ph.D.*
Charles R. Evans*
J. David Choisser*
Richard E. Miller*
James M. Perkins, Jr.*
Richard L. Hodges*
John D. Jacobi*
Daniel A. Johnson*

Harold L. Hickey*
Stephen E. Puckett*
Russell W. Romoser*
Laurel A. Cocharo*
Adrien Joly*
Thomas Charuk*
Jimmie L. Pulis*
Paul B. Rudnicki*
Gary M. Nelson*
H. Wayne Gifford*
Gary L. Parker*
Scott E. Studdard*
Steve Fagan*
Dennis G. McIntyre*
Neil Burrows*
Gregory Robb*
Jonathan Kuhn*
Jamie Beninger*
Terry Pidkowa*
Duane Masse*
Jennifer M. Perry*
Kirstie M. Egan*
Wesley E. Roberts*
Delwyn C. Dennison*
Terry L. Trudeau*
Jeffrey D. Benjamin*
Earl E. Ellis*
*By:	/s/ J. DOUGLAS RAMSEY J. Douglas Ramsey, Ph.D. Attorney-in-Fact

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INTRODUCTION
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 16. Exhibits.
SIGNATURES